# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLEAR CHANNEL OUTDOOR HOLDINGS, INC., CIK 0001334978
CUSIP: 18453H106
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 4830 North Loop 1604 West, Suite 111, San Antonio, Texas (TX), 78249
Date of event which requires filing of this statement: 02/09/2026
Amends the filing with accession number 0001104659-20-065355
Filed by CIK 0001259313
Persons authorized to receive notices and communications: Naseem Sagati Aghili, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California (CA), 90067, (310) 201-4100

## Reporting persons
- Ares Management LLC (CIK 0001259313): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,197,491; sole dispositive power 0; shared dispositive power 41,197,491; aggregate amount beneficially owned 41,197,491 (8.3% of the class)
  Comment: Limited Liability Company
- ASSF IV AIV B Holdings III, L.P. (CIK 0001757327): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,722,544; sole dispositive power 0; shared dispositive power 8,722,544; aggregate amount beneficially owned 8,722,544 (1.8% of the class)
- ASSF IV AIV B, L.P. (CIK 0001862592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 984,295; sole dispositive power 0; shared dispositive power 984,295; aggregate amount beneficially owned 984,295 (0.2% of the class)
- ASSF Operating Manager IV, L.P. (CIK 0001683967): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,706,839; sole dispositive power 0; shared dispositive power 9,706,839; aggregate amount beneficially owned 9,706,839 (2% of the class)
- ASOF Holdings I, L.P. (CIK 0001793549): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,332,427; sole dispositive power 0; shared dispositive power 19,332,427; aggregate amount beneficially owned 19,332,427 (3.9% of the class)
- ASOF II HOLDINGS I, L.P. (CIK 0001933113): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,095,692; sole dispositive power 0; shared dispositive power 5,095,692; aggregate amount beneficially owned 5,095,692 (1% of the class)
- ASOF II A (DE) HOLDINGS I, L.P. (CIK 0001933136): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 918,342; sole dispositive power 0; shared dispositive power 918,342; aggregate amount beneficially owned 918,342 (0.2% of the class)
- ASOF Investment Management LLC (CIK 0001793548): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 25,346,461; sole dispositive power 0; shared dispositive power 25,346,461; aggregate amount beneficially owned 25,346,461 (5.1% of the class)
  Comment: Limited Liability Company
- ACOF VI Holdings, L.P. (CIK 0001947935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,144,191; sole dispositive power 0; shared dispositive power 6,144,191; aggregate amount beneficially owned 6,144,191 (1.2% of the class)
- ACOF Investment Management LLC (CIK 0001684171): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,144,191; sole dispositive power 0; shared dispositive power 6,144,191; aggregate amount beneficially owned 6,144,191 (1.2% of the class)
  Comment: Limited Liability Company
- Ares Management Holdings L.P. (CIK 0001536937): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,197,491; sole dispositive power 0; shared dispositive power 41,197,491; aggregate amount beneficially owned 41,197,491 (8.3% of the class)
- Ares Holdco LLC (CIK 0001669983): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,197,491; sole dispositive power 0; shared dispositive power 41,197,491; aggregate amount beneficially owned 41,197,491 (8.3% of the class)
  Comment: Limited Liability Company
- Ares Management Corporation (CIK 0001176948): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,197,491; sole dispositive power 0; shared dispositive power 41,197,491; aggregate amount beneficially owned 41,197,491 (8.3% of the class)
- Ares Voting LLC (CIK 0001761656): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,197,491; sole dispositive power 0; shared dispositive power 41,197,491; aggregate amount beneficially owned 41,197,491 (8.3% of the class)
  Comment: Limited Liability Company
- Ares Management GP LLC (CIK 0001620264): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,197,491; sole dispositive power 0; shared dispositive power 41,197,491; aggregate amount beneficially owned 41,197,491 (8.3% of the class)
  Comment: Limited Liability Company
- Ares Partners Holdco LLC (CIK 0001620263): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,197,491; sole dispositive power 0; shared dispositive power 41,197,491; aggregate amount beneficially owned 41,197,491 (8.3% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: CLEAR CHANNEL OUTDOOR HOLDINGS, INC.
Address of issuer's principal executive offices: 4830 North Loop 1604 West, Suite 111, San Antonio, Texas (TX), 78249
Comment: This Amendment No. 10 to Schedule 13D (this "Amendment No. 10") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 22, 2020 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by the following.

SUPPORT AGREEMENT

On February 9, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Madison Parent Inc., a Delaware corporation ("Parent"), and Madison Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which the Issuer is to be acquired by an investor consortium comprised of affiliates and/or certain investment funds advised by Mubadala Capital, in partnership with TWG Global.

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving as a wholly owned subsidiary of Parent.

In connection with the execution of the Merger Agreement, on February 9, 2026, ASSF IV AIV B Holdings, ASSF IV AIV B, ASOF I, ASOF II Holdings I, ASOF II A (DE) Holdings I, and ACOF VI (together, the "Ares Holders") entered into a support agreement (the "Support Agreement") with Parent, pursuant to which the Issuer has certain third-party beneficiary rights. Under the Support Agreement, the Ares Holders have agreed to, among other things, vote or execute consents with respect to all of their shares of Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger and against any Acquisition Proposal (as defined in the Merger Agreement), subject to certain terms and conditions contained therein.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

GENERAL

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Support Agreement, the Reporting Persons may retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, other securityholders of the Issuer, and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference to this Item 5.

The percentages on the cover pages are based on 497,305,185 shares of Common Stock outstanding as of November 3, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

The amounts reported herein include: (i) 8,722,544 shares held by ASSF IV AIV B Holdings, (ii) 984,295 shares held by ASSF IV AIV B, (iii) 19,332,427 shares held by ASOF I, (iv) 5,095,692 shares held by ASOF II Holdings I, (v) 918,342 shares held by ASOF II A (DE) Holdings I, and (vi) 6,144,191 shares held by ACOF VI.

Ares Partners is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C common stock of Ares Management, which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole member of Ares Management LLC, which is: (i) the general partner of ASSF Operating Manager IV, L.P., which is the manager of ASSF IV AIV B Holdings and ASSF IV AIV B; (ii) the sole member of ASOF Investment Management LLC, which is the manager of ASOF I, ASOF II Holdings I and ASOF II A (DE) Holdings I; and (iii) the sole member of ACOF Investment Management LLC, which is the manager of ACOF VI.

Each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein, but each disclaims any such beneficial ownership of securities not held of record by them. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the "Board Members"). Mr. Ressler generally has veto authority over Board Members' decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners.
Transactions in the class effected during the past sixty days: During the past 60 days, none of the Reporting Persons or the Related Persons have effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Schedule 13D is hereby amended and supplemented by the following.

Exhibit 2: Support Agreement, dated as of February 9, 2026, by and among Clear Channel Outdoor Holdings, Inc. and the stockholders of Clear Channel Outdoor Holdings, Inc. named therein.

## Signatures
- Ares Management LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/11/2026)
- ASSF IV AIV B Holdings III, L.P.: By: ASSF Operating Manager IV, L.P., its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (02/11/2026)
- ASSF IV AIV B, L.P.: By: ASSF Operating Manager IV, L.P., its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (02/11/2026)
- ASSF Operating Manager IV, L.P.: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (02/11/2026)
- ASOF Holdings I, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (02/11/2026)
- ASOF II HOLDINGS I, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (02/11/2026)
- ASOF II A (DE) HOLDINGS I, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (02/11/2026)
- ASOF Investment Management LLC: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (02/11/2026)
- ACOF VI Holdings, L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (02/11/2026)
- ACOF Investment Management LLC: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (02/11/2026)
- Ares Management Holdings L.P.: By: Ares Holdco LLC, its general partner, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/11/2026)
- Ares Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/11/2026)
- Ares Management Corporation: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/11/2026)
- Ares Voting LLC: By: Ares Partners Holdco LLC, its sole member, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/11/2026)
- Ares Management GP LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/11/2026)
- Ares Partners Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/11/2026)